Exhibit 99.1

Date: April 22, 2016	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENTREE GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 19, 2016
Record Date for Voting (if applicable) :	May 19, 2016
Beneficial Ownership Determination Date :	May 19, 2016
Meeting Date :	June 23, 2016
Fasken Martin DuMoulin LLP
Meeting Location (if available) :	2900 - 550 Burrard St.
Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29383G100	CA29383G1000

Sincerely,

Computershare
Agent for ENTREE GOLD INC.